Vanguard Minerals Corporation

April 9, 2008

Kenya Wright Gumbs
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Vanguard Minerals Corporation (formerly Knewtrino, Inc.)
Form 10-KSB for Fiscal Year Ended December 31, 2006
Form 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30, 2007 and
September 30, 2007
File No. 000-51640

Ladies and Gentlemen:

I write as President and CEO of Vanguard Minerals Corporation, a Nevada corporation, formerly known as Knewtrino, Inc.  in response to a letter received from the Commission dated January 25, 2008.

On behalf of Vanguard Minerals Corporation (the “Company”), I acknowledge the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Vladimir Fedyunin
Vladimir Fedyunin
President and CEO
Vanguard Minerals Corporation